SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

þ	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

¨	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TransCanada 401(k) and Savings Plan
TransCanada USA Services Inc., 700 Louisiana Street, Suite 700
Houston, Texas 77002-2700

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TC Energy Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P-5H1, Canada

TRANSCANADA 401(k) AND SAVINGS PLAN
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan participants of TransCanada 401(k) and Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the TransCanada 401(k) and Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2016
Kingston, NH
June 19, 2020

TransCanada 401(k) and Savings Plan 1

Statements of net assets available for benefits

December 31 (thousands of U.S. dollars)	2019	2018

Assets
Non-interest bearing cash	70	64
Investments at fair value (Note 3)	826,582	666,378
Notes receivable from participants	12,252	11,191
Employer contribution receivable	792	773
Other receivables (Note 4)	37	12
	839,733	678,418
Liabilities
Accrued management fees	168	52
Other liabilities	70	—
	238	52
Net Assets Available for Benefits	839,495	678,366

The accompanying notes to the financial statements are an integral part of these statements.

TransCanada 401(k) and Savings Plan 2

Statement of changes in net assets available for benefits

Year ended December 31 (thousands of U.S. dollars)	2019

Additions
Contributions
Employee contributions	36,750
Employer contributions	30,910
Employee rollovers	5,815
73,475
Investment Income
Net appreciation in fair value of investments (Note 3)	144,098
Interest and dividend income	17,066
161,164
Interest on notes receivable from participants	661
Other revenue	71
Total Additions	235,371
Deductions
Benefits paid to participants	74,158
Administrative expenses	84
Total Deductions	74,242
Increase in Net Assets Available for Benefits	161,129
Net Assets Available for Benefits
Beginning of Year	678,366
End of Year	839,495

The accompanying notes to the financial statements are an integral part of these statements.

TransCanada 401(k) and Savings Plan 3

Notes to financial statements
Year ended December 31, 2019 and 2018
1. Description of plan
The TransCanada 401(k) and Savings Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries not covered by a collective bargaining agreement, unless participation is required by the agreement. The Plan excludes employees hired under the Company’s student program, until they reach age 21 and have completed at least 1,000 hours of service, special project employees, non-resident persons with no income from a United States source and non-resident persons who have been non-residents for a period of 183 days or more, unless the employee remains on the Company's payroll. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Board of Directors of TCUSA (the Board) has appointed the TransCanada USA Investment Committee and TransCanada USA Benefits Committee as the plan administrators and fiduciaries of the Plan. The Board has also appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets. Fidelity Investments Institutional Operations Company serves as the record keeper for the Plan.
Employee and Employer Contributions
Each year participants may elect to defer up to 60 percent of their eligible compensation into the Plan on a pre-tax basis, Roth after-tax basis or a combination of both, subject certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may also elect to contribute up to 25 percent of their compensation as an after-tax contribution, subject to certain limitations under the Code. Participants age 50 or older who are making deferral contributions may also make catch-up contributions of up to $6,000. Subject to the Deferral Limit, eligible employees may contribute up to 100 percent of bonuses designated by the Company. The Company will match 100 percent of each participant’s contributions up to a maximum of five percent of the participant’s eligible compensation for the Plan year.
The Company will also make annual enhanced profit sharing contributions in an amount equal to seven percent of a participant’s base salary, if the participant has elected, or is deemed to have elected, not to accrue credited service under the TransCanada USA Services Inc. Retirement Plan. Collectively bargained employees may be eligible for a different match and/or enhanced profit sharing contribution as defined in their collective bargaining agreement. In 2019, the Company made enhanced contributions of $12 million. Participants may also contribute amounts transferred to the Plan from another qualified plan at the participant’s request (rollover).
Participant Accounts
Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan earnings. Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund.
Participants are responsible for investment decisions relating to the investment of assets in their account. The Trustee carries out all investing transactions on behalf of the participant. In the event investment instructions are not received from the participant, contributions are allocated to the Plan's qualified default option, the Vanguard Target Retirement funds, based upon the participant's expected retirement date.

TransCanada 401(k) and Savings Plan 4

Investment in TC Energy Corporation
Investment options available to participants include a TC Energy Corporation (TC Energy) stock fund (the TC Energy Stock Fund). TC Energy is the indirect parent company to TCUSA. Participants may elect to invest up to 10 percent of contributions in the TC Energy Stock Fund. Participants may also elect to exchange up to 10 percent of their existing account balance into the TC Energy Stock Fund, subject to a 10 percent maximum account value. Additionally, no more than 10 percent of any rollover contribution can be invested in the TC Energy Stock Fund.
Vesting
Participants are immediately vested in their contributions, including rollovers, employer contributions and any earnings thereon.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding note balance in their account during the prior 12 month period or 50 percent of their vested account balance. Note terms range from one to five years for general notes or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. Interest rates on notes outstanding at December 31, 2019 ranged from 3.25 percent to 8.25 percent (2018 – 3.25 percent to 8.25 percent).  Principal and interest are paid through payroll deductions.
A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due. In the event of a default or termination of employment the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.
Payment of Benefits
Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship. Participants may withdraw rollover contributions at any time. Distributions are made in the form of a lump-sum payment, installment payments or a rollover to another qualified account.
A participant’s normal retirement age is 65, however, participants may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions.
In certain circumstances, participants may elect to withdraw all or a portion of their vested matching and profit sharing contributions that have been in their account for at least 24 months or after they have at least 60 months of participation in the Plan.
Forfeitures
As participants are immediately 100 percent vested in their account balance, there are no forfeitures.
Administrative Expenses
The Plan Administrator is responsible for filing all required reports on behalf of the Plan. The Company provides or pays for certain accounting, legal and management services on behalf of the Plan. The Company has not charged the Plan for these expenses or services. Loans and other transaction-specific fees are charged to the accounts of participants electing such transaction. Certain investment-related expenses, including management fees, are deducted from the mutual funds in which the Plan invests, including those sponsored by an affiliate of Fidelity. These expenses are presented as a reduction of investment income.

TransCanada 401(k) and Savings Plan 5

Plan Termination
Although it has not expressed any intent to do so, with approval from its Board of Directors, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.
2. Summary of accounting policies
Basis of Accounting
The financial statements of the Plan are presented on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Net Appreciation in Fair Value of Investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year. Realized gains and losses from security transactions are reported on the average cost basis.
Purchases and sales of securities are recorded on a trade-date basis.
Notes Receivable from Participants
Notes Receivable from Participants includes the unpaid principal balance plus any accrued interest. Defaulted notes receivable from participants are recorded as a distribution based upon the terms of the plan document.
Other Revenue
The agreement between the Trustee and the Plan includes a revenue sharing arrangement whereby the Trustee shares revenue generated by the Plan that was paid from the mutual fund holdings sponsored by an affiliate of the Trustee. These deposits are included in the other revenue amount in the statement of changes in net assets available for benefits. The funds can be used to pay plan expenses or allocated to participants. Income from revenue sharing during 2019 was $42,496 and $16,600 was used to pay plan expenses. At December 31, 2019, $64,692 was available for allocation to participants or to offset future plan expenses (2018 – $37,092).
Payment of Benefits
Benefits are recorded when paid.

TransCanada 401(k) and Savings Plan 6

3. Investments
Participants direct the investment of their account balances into a broad range of investment securities offered by the Plan.  Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.
The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the TC Energy Stock Fund, which invests in securities of a single issuer.
The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.
Fair Value Hierarchy
The Plan’s financial assets and liabilities recorded at fair value have been categorized into three levels based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant inputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement.  There were no Level II or Level III investments or transfers between levels in 2019 or 2018.
Interest bearing cash: Stated at cost which approximates fair value.
Common stock: Valued at the closing price reported on the New York Stock Exchange.
Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trusts: Common collective trusts hold underlying investments that have prices which are derived from quoted prices in active markets. The fair value of the Plan's interest in these funds is based on the funds' daily NAV (net asset value), which is considered to be the best approximation of fair value. The funds’ underlying assets are principally short-term money market funds, marketable equities and fixed income securities. Units held in common collective trusts are valued at the unit value as reported by the investment managers as of December 31, 2019. Participants are allowed to redeem units of common collective trusts held by the Plan on a daily basis, however, the Plan is subject to a twelve-month redemption notice period for the Mellon Stable Value fund. There are no unfunded commitments.
The method described above for common collective trusts may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

TransCanada 401(k) and Savings Plan 7

The following tables set forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2019 and 2018.  As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Fair Value Measurements at December 31, 2019
(thousands of U.S. dollars)	Total	Level 1	Level 2	Level 3	Other[1]

Interest bearing cash	744	744	—	—	—
Mutual funds	678,555	678,555	—	—	—
Common collective trusts	107,820	—	—	—	107,820
Common stock	28,910	28,910	—	—	—
TC Energy common stock	10,553	10,553	—	—	—
Total	826,582	718,762	—	—	107,820

1	Fair value is measured using net asset value as a practical expedient, and is therefore excluded from the fair value hierarchy.

	Fair Value Measurements at December 31, 2018
(thousands of U.S. dollars)	Total	Level 1	Level 2	Level 3	Other[1]

Interest bearing cash	414	414	—	—	—
Mutual funds	551,180	551,180	—	—	—
Common collective trusts	86,641	—	—	—	86,641
Common stock	21,325	21,325	—	—	—
TC Energy common stock	6,818	6,818	—	—	—
Total	666,378	579,737	—	—	86,641

1	Fair value is measured using net asset value as a practical expedient, and is therefore excluded from the fair value hierarchy.
Net Appreciation in Fair Value of Investments
Net appreciation in fair value of investments by major category (including investments purchased, sold and held during the year) was as follows:

Year ended December 31 (thousands of U.S. dollars)	2019

Mutual funds	104,012
Common collective trusts	28,292
TC Energy common stock	3,424
Common stock and other	8,370
Net Appreciation in Fair Value of Investments	144,098

TransCanada 401(k) and Savings Plan 8

4. Other receivables and liabilities
Other receivables and liabilities consist of non-monetary balances from an investment account separately managed by Baron Capital specifically for the Plan. The underlying investments of the account are deemed to be self directed because participants are allowed to invest or redeem their funds on a daily basis. Baron Capital deploys the funds in U.S. mid-cap securities, which are valued at the last sale reported on the exchange in which the securities are principally traded.
5. Income taxes
Effective December 15, 2009, the Plan was restated to a volume submitter plan. The volume submitter plan sponsor obtained an advisory opinion on March 31, 2014 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.
The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2019 and 2018, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions. However, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.
6. Party-in-interest and related party transactions
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Transactions involving the investments described below are permitted party-in-interest transactions.
Fidelity is a party-in-interest as defined by ERISA given its position as record keeper and custodian of the Plan's assets. The Plan holds units of mutual funds and common collective trusts that are managed by an affiliate of Fidelity.
TC Energy is a party-in-interest as the indirect parent of the Plan Sponsor. At December 31, 2019, Plan investments included $10,546,912 (2018 – $6,812,676) of TC Energy common stock and $6,547 (2018 – $5,511) in a stock purchase account.
7. Subsequent events
The Plan has evaluated subsequent events through the date these financial statements were issued.
On March 11, 2020, the World Health Organization declared the novel coronavirus, or COVID-19, a global pandemic. COVID-19 has adversely affected the global economy and triggered volatility in financial markets, causing a decline in the market value of the Plan's investment portfolio subsequent to December 31, 2019. The amount of future losses, if any, that will be realized in subsequent periods cannot be determined at this time, as the value of the Plan's individual investments will fluctuate in response to changing market conditions.

TransCanada 401(k) and Savings Plan 9

 TRANSCANADA 401(k) AND SAVINGS PLAN
 EIN #: 98-0460263
PLAN #: 001
SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

	Interest Bearing Cash	Cash		$744,066

	IDEXX Laboratories, Inc.	Common Stock		1,634,673
	Gartner, Inc.	Common Stock		1,626,988
	Mettler-Toledo International, Inc.	Common Stock		1,297,806
	Verisk Analytics, Inc.	Common Stock		1,242,359
	ANSYS, Inc.	Common Stock		996,949
	Guidewire Software, Inc.	Common Stock		978,380
	Vail Resorts, Inc.	Common Stock		927,423
	Verisign, Inc.	Common Stock		830,643
	CoStar Group, Inc.	Common Stock		829,244
	TransUnion	Common Stock		796,173
	SBA Communications Corp.	Common Stock		764,179
	Ceridian HCM Holding Inc.	Common Stock		703,033
	Illumina, Inc.	Common Stock		684,048
	Fidelity National Information Services Inc	Common Stock		681,819
	FactSet Research Systems, Inc.	Common Stock		674,506
	MarketAxess Holdings Inc.	Common Stock		631,218
	Arch Capital Group Ltd.	Common Stock		620,275
	Bio-Techne Corporation	Common Stock		612,872
	Roper Technologies Inc.	Common Stock		589,793
	The Charles Schwab Corp.	Common Stock		585,464
	West Pharmaceutical Services, Inc.	Common Stock		568,097
	IDEX Corporation	Common Stock		504,992
	Equinix, Inc.	Common Stock		503,149
	Willis Towers Watson Public Limited Company	Common Stock		498,590
	Teleflex Incorporated	Common Stock		485,231
	CBRE Group, Inc.	Common Stock		476,162
	FleetCor Technologies, Inc.	Common Stock		410,576
	Veeva Systems Inc. Cl - A	Common Stock		405,945
	The Cooper Companies, Inc.	Common Stock		404,183
	SS&C Technologies Holdings, Inc.	Common Stock		398,547
	Tiffany & Co.	Common Stock		391,461
	Wix.com Ltd.	Common Stock		390,882
	CDW Corporation	Common Stock		375,241
	GCI lLiberty, Inc.-Cl - A	Common Stock		350,495
	Interactivecorp	Common Stock		346,014
	Amphenol Corporation	Common Stock		341,682
	Choice Hotels International, Inc.	Common Stock		336,665
	The Toro Company	Common Stock		336,048
	Aspen Technology, Inc.	Common Stock		335,460
	Hyatt Hotels Corp.	Common Stock		329,415

TransCanada 401(k) and Savings Plan 10

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

	Zillow Group Inc	Common Stock		301,275
	The Booking Holdings Inc	Common Stock		273,146
	Dexcom Inc.	Common Stock		267,300
	First Republic Bank	Common Stock		262,031
	Clarivate Analytics PLC	Common Stock		251,194
	Rollins, Inc.	Common Stock		241,571
	Alexandria Real Estate REIT	Common Stock		237,846
	BWX Technologies, Inc.	Common Stock		234,414
	T. Rowe Price Group, Inc.	Common Stock		231,130
	Trade Desk Inc	Common Stock		154,829
	Sage Therapeutics, Inc.	Common Stock		112,977
	Argenex SE Sponsored ADR	Common Stock		100,004
	Tradweb Markets Inc	Common Stock		99,792
	MAXIMUS, Inc.	Common Stock		71,191
	Alexander's, Inc.	Common Stock		66,731
	Ringcentral Inc	Common Stock		58,866
	10X Genomics Inc	Common Stock		48,571
	Total common stock			$28,909,548

*	Fidelity® 500 Index Fund	Mutual Fund		101,210,667
	Vanguard Institutional Target Retirement 2025	Mutual Fund		65,458,439
	Vanguard Institutional Target Retirement 2030	Mutual Fund		60,820,746
	Vanguard Institutional Target Retirement 2020	Mutual Fund		45,381,654
	Vanguard Federal Money Market Fund	Mutual Fund		41,819,666
	Vanguard Institutional Target Retirement 2040	Mutual Fund		37,790,931
*	Fidelity® Small Cap index Fund	Mutual Fund		35,877,205
	Vanguard Institutional Target Retirement 2035	Mutual Fund		35,793,875
	Vanguard Institutional Target Retirement 2050	Mutual Fund		32,458,657
	JPMorgan Equity Income Fund Class R6	Mutual Fund		31,753,931
	Vanguard Institutional Target Retirement 2045	Mutual Fund		31,538,993
*	Fidelity® Diversified International K6	Mutual Fund		29,849,563
*	Fidelity® U.S. Bond Index Fund	Mutual Fund		28,366,313
	Wells Fargo Special Mid Cap Value Fund	Mutual Fund		17,479,482
	Vanguard Institutional Target Retirement 2055	Mutual Fund		16,883,828
*	Fidelity® Extended Market Index Fund	Mutual Fund		15,248,909
	Vanguard Institutional Target Retirement Income Fund	Mutual Fund		12,061,659
	Baird Core Plus Bond Fund	Mutual Fund		10,359,134
	Vanguard Institutional Target Retirement 2015	Mutual Fund		8,185,685
	Vanguard Total International Stock Index Fund	Mutual Fund		8,107,749
*	Fidelity® Inflation-Protected Bond Index Fund	Mutual Fund		6,511,078
	Vanguard Institutional Target Retirement 2060	Mutual Fund		3,691,523
	Causeway Emerging Markets Fund	Mutual Fund		1,905,083
	Total mutual funds			$678,554,770

TransCanada 401(k) and Savings Plan 11

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost of Investment**	(e) Current Value

*	Fidelity® Growth Company Commingled Pool	Common collective trust		96,903,082
	Mellon Stable Value	Common collective trust		10,916,758
	Total common collective trusts			$107,819,840

*	TC Energy Corporation	Common Stock		10,546,912
*	TC Energy Stock Fund	Stock Purchase Account		6,547
	Total investments on the statement of net assets available for plan benefits			$826,581,683

*	Participant Loans	Interest rates ranging from 3.25% to 8.25% maturing through 2034		12,252,206
	Total Assets Held			$838,833,889
 * Represents a party-in-interest (Note 6).
** Cost omitted for participant-directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

TransCanada 401(k) and Savings Plan 12

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm.

TransCanada 401(k) and Savings Plan 13

SIGNATURE

 The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 19, 2020

TransCanada 401(k) and Savings Plan
By:	/s/ Jon A. Dobson
Jon A. Dobson Member TransCanada USA Investment Committee

TransCanada 401(k) and Savings Plan 14